[redacted]

SECU 09058128 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NICOL INVESTORS CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 EXECUTIVE PARK
(No. and Street)

GRANITE CITY	IL	62040-0907
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANNA E. SABAN (314) 997-1766
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHEFFEL & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

322 STATE STREET	ALTON	IL	62002
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 05 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

AB 3/24

OATH OR AFFIRMATION

I, ANNA E. SABAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NICOL INVESTORS CORPORATION, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
BETH A MILLAS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/08/12

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NICOL INVESTORS CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2008

SCHEFFEL & COMPANY, PC
Certified Public Accountants

Richard C. Scheffel, CPA
Dennis E. Ulrich, CPA
Ronald C. Schneider, CPA
Michael E. Fitzgerald, CPA
Kimberly S. Loy, CPA
Steven P. Langendorf, CPA
Steven C. Pembrook, CPA
Scott A. Weber, CPA
Mark J. Korte, CPA

February 17, 2009

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Nicol Investors Corporation
Granite City, Illinois

We have audited the accompanying statement of financial condition of Nicol Investors Corporation (an S Corporation and wholly-owned subsidiary of Nicol Enterprises, Inc.) (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nicol Investors Corporation at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scheffel & Company, P.C.

☒ 322 State Street • Alton, IL 62002 • o 618.465.4288 • f 618.462.3818
☐ 143 North Kansas • P.O. Box 633 • Edwardsville, IL 62025 • o 618.656.1206 • f 618.656.3536
☐ #2 Woodcrest Professional Park • P.O. Box 374 • Highland, IL 62249 • o 618.654.9895 • f 618.654.9898
☐ 106 County Road • Jerseyville, IL 62052 • o 618.498.6841 • f 618.498.6842
☐ RR 3, Box 129BA • US Hwy 267 N • Carrollton, IL 62016 • o 217.942.3821 • f 217.942.6614

An Independent Member of BDO Seidman Alliance

www.scheffelpc.com

SCHEFFEL & COMPANY, PC
Certified Public Accountants

Richard C. Scheffel, CPA
Dennis E. Ulrich, CPA
Ronald C. Schneider, CPA
Michael E. Fitzgerald, CPA
Kimberly S. Loy, CPA
Steven P. Langendorf, CPA
Steven C. Pembrook, CPA
Scott A. Weber, CPA
Mark J. Korte, CPA

February 17, 2009

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Nicol Investors Corporation
Granite City, Illinois

In planning and performing our audit of the financial statements and supplemental schedule of Nicol Investors Corporation (a wholly-owned subsidiary of Nicol Enterprises, Inc.) (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing, our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

☒ 322 State Street • Alton, IL 62002 • o 618.465.4288 • f 618.462.3818
☐ 143 North Kansas • P.O. Box 633 • Edwardsville, IL 62025 • o 618.656.1206 • f 618.656.3536
☐ #2 Woodcrest Professional Park • P.O. Box 374 • Highland, IL 62249 • o 618.654.9895 • f 618.654.9898
☐ 106 County Road • Jerseyville, IL 62052 • o 618.498.6841 • f 618.498.6842
☐ RR 3, Box 129BA • US Hwy 267 N • Carrollton, IL 62016 • o 217.942.3821 • f 217.942.6614

An Independent Member of BDO Seidman Alliance

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schaffel & Company, P.C.

EXHIBIT "A"

NICOL INVESTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents	$	16,992
Commissions Receivable		19,696
Receivable from Clearing Organization		15,010
Prepaid Expenses and Other Assets		3,265
Total Assets	$	54,963

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions Payable	$	15,621
Accrued Payroll and Related Taxes		3,893
Dues Collected in Advance		17,085
Total Liabilities	$	36,599
Stockholder's Equity:		
Common Stock, $0.25 Par Value, Authorized 400,000 Shares, 137,672 Shares Issued and Outstanding	$	34,418
Additional Paid-In Capital		135,782
Retained Earnings (Deficit)		(151,836)
Total Stockholder's Equity	$	18,364
Total Liabilities and Stockholder's Equity	$	54,963

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions and Trails Revenue	$ 539,053
Other Income	27,113
Total Revenues	$ 566,166
EXPENSES:	
Commissions	$ 429,138
Salaries and Wages	89,470
Occupancy Rental	12,000
Depreciation	1,183
Insurance	7,059
License and Fees	2,522
Professional Fees	11,206
Travel and Entertainment	1,930
Advertising	4,734
Supplies	3,045
Training and Meetings	5,060
Brokerage and NASD Fees	15,704
Website and Email Expense	5,245
Miscelleaneous	1,294
Total Expenses	$ 589,590
NET LOSS	$ (23,424)

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

NICOL INVESTORS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-in	Retained Earnings	Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balances at December 31, 2007	133,672	$33,418	$ 126,782	$ (128,412)	$ 31,788
Purchase of Common Stock	4,000	1,000	9,000		10,000
Net Loss				(23,424)	(23,424)
Balances at December 31, 2008	137,672	$34,418	$ 135,782	$ (151,836)	$ 18,364

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

NICOL INVESTORS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net Loss	$ (23,424)
Adjustments to Reconcile Net Loss to Net Cash from Operating Activities:	
Depreciation Expense	1,183
(Increase) Decrease in Operating Assets:	
Commissions Receivable	6,318
Receivable from Clearing Organization	8
Prepaid Expenses and Other Assets	2,041
Increase (Decrease) in Operating Liabilities:	
Commissions Payable	(4,584)
Accrued Payroll and Related Taxes	(740)
Dues Collected in Advance	2,473
Net Cash from Operating Activities	$ (16,725)
Cash Flows from Financing Activities:	
Purchase of Common Stock	$ 10,000
Net Cash from Financing Activities	$ 10,000
Net Decrease in Cash and Cash Equivalents	$ (6,725)
Cash and Cash Equivalents	
Beginning of Year	23,717
End of Year	$ 16,992

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Nicol Investors Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois corporation operated from Granite City, Illinois and operating in various states throughout the United States. The Company is a wholly-owned subsidiary of Nicol Enterprises, Inc.

The Company offers mutual funds and variable contracts on an application-way basis to retail clients. The Company also offers its clients the ability to open general securities accounts through a clearing broker-dealer. The Company's primary focus is to provide financial advice to middle income families.

With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a registered broker-dealer. The financial statements have been prepared on the accrual basis.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less.

Equipment

The Company carries equipment at cost net of accumulated depreciation. Depreciation is computed over five years using an accelerated method. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. As of December 31, 2008, all equipment was fully depreciated.

Dues Collected in Advance

Dues collected in advance represents monies collected upfront by the Company during the current year from their registered associates for various dues and licensing fees related to 2009.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions and Commissions

Customer security transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade date basis. At December 31, 2008, management considers all commissions receivable as collectible, therefore, an allowance for uncollectible amounts is not necessary.

Advertising Costs

Advertising expenses are charged to operations when incurred. Advertising costs for the year totaled $4,734.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of taxable income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds; accordingly, no reserve account is required.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $15,099 which was $10,099 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 242 percent.

NOTE 5. SIPC ANNUAL ASSESSMENT

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.

NOTE 6. LEASE COMMITMENTS

The Company automatically renewed a lease with a related party (majority stockholder in the Holding Company) for office space for a term of one year beginning January 1, 2008. The Company expensed $12,000 related to this lease during 2008. For 2009, the lease was automatically renewed for an additional period of one year for monthly payments of $1,000.

NOTE 7. RELATED PARTIES

The Company had the following related party, defined as shareholders who own greater than 5% of the Holding Company's common stock, transactions during 2008:

Commissions Expense	$242,922
Occupancy and Equipment Rental Expense	12,000
Salaries and Professional Fees	9,770

NOTE 8. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*. This FSP defers the effective date of FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes* for certain nonpublic enterprises, including nonpublic not-for-profit organizations, until annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN No. 48 in accordance with this FSP. The Company's current accounting policy for evaluating uncertain tax positions is based on the facts and circumstances surrounding all filed federal and state income tax returns. When the facts and circumstances surrounding all filed federal and state income tax returns indicate a tax contingency, the Company's management then determines if a tax liability should be recognized in the financial statements. The Company's management is currently unaware of any existing tax contingencies as a result of uncertain tax positions and has not dealt with any tax contingencies in the past. The Company currently does not believe the adoption of FIN No. 48 will have a material impact on its financial statements.

NICOL INVESTORS CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL	
Total Stockholder's Equity (From Statement of Financial Condition)	$ 18,364
Deductions and/or Charges:	
Non-Allowable Assets:	
Prepaid Expenses and Other Assets	3,265
Total Non-Allowable Assets	$ 3,265
Total Net Capital	$ 15,099
AGGREGATE INDEBTEDNESS	
Items Included in Statement of Financial Condition	
Commissions Payable	15,621
Accrued Payroll and Related Taxes	3,893
Dues Collected in Advance	17,085
Total Aggregated Indebtedness	$ 36,599
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 10,099
Excess Net Capital at 1000%	$ 11,439
Ratio: Aggregate Indebtedness to Net Capital	242%

Reconciliation with Company's computation (included in Part II of Form X-17A-5(a)) as of December 31, 2008. There is no material difference from the Company's computation and Part II of Form X-17A-5(a) on December 31, 2008.

NICOL INVESTORS CORPORATION

REPORTS AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2008

SEC Mail Processing
Section

MAR 05 2009

Washington, DC
111